SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)




                             Scientific Energy, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    80873113
                                 (CUSIP Number)

                          Kelton Capital Croup Limited
                            C/O William G. Hu, Esq.
                           435 East 70th Street, #7C
                               New York, NY 10021
                                 (212) 734-2789
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 14, 2006
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 808731103                                                  Page 2 of 3
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1        NAME OF  REPORTING  PERSON S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
         PERSON

           Kelton Capital Croup Limited

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [_]
                                                                         (b) [_]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         PF

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5        CHECK IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                        [_]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands

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7        SOLE VOTING POWER

                                             7,905,000 shares
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Number of                         8     SHARED VOTING POWER
Shares
Beneficially
Owned By                                0 shares
--------------------------------------------------------------------------------
Each                              9     SOLE DISPOSITIVE POWER
Reporting
Person
With                                         7,905,000 shares
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                                  10     SHARED DISPOSITIVE POWER
                                             0 shares
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         7,905,000

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [_]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         86.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           Corporate
--------------------------------------------------------------------------------

Item 1.  Security and Issuer
         Common Stock, $0.001 par value
         Scientific Energy Inc. (the "Company")
         630 North 400 West
         Salt Lake City, Utah 84103

Item 2.  Identity and Background

         (a) The name of the person filing this statement is Kelton Capital Group Limited ("reporting person");

         (b) Kelton Capital Group's address is c/o William G. Hu, Esq., 475 East 70th Street, #7C, New York, NY 10021;

         (c) Kelton Capital Group's principal business is investment in public companies;

         (d) Kelton Capital Group Limited has not, during the last five years, been convicted in a criminal proceeding;

         (e) Kelton Capital Group Limited has not, during the last five years, been convicted in a civil proceeding and;

         (f) Kelton Capital Group Limited is a corporation registered in the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration

The $539,929 for the acquisition of the 7,905,000 shares are personal funds contributed by the shareholders of Kelton Capital Group Limited.

Item 4.  Purpose of Transaction

         The 7,905,000 shares were acquired for the purpose of obtaining control over the company.

ITEM 5.  Interest in Securities of the Issuer

         The Reporting Person has the sole voting and dispositive power over 7,905,000 shares shares of common stock. This represents 86.3% if the issued and outstanding shares of the company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         No outstanding contracts, arrangements, understandings or relationships with respect to securities of the issuer exist.

Item 7.  Material to be Filed as Exhibits

         N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 13, 2006                      /s/ by William G. Hu for Stanley Chan
---------------------                      -------------------------------------
                                           Stanley Chan